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First Mining Finance Releases Additional Set of Assay Results
from its Goldlund Infill Drilling Program

11 of 11 drill holes intersect significant gold mineralization

July 10, 2017

Vancouver, British Columbia – First Mining Finance Corp. (“First Mining” or the “Company”) is pleased to announce the fifth set of assay results, comprising 11 drill holes (Tables 1 and 2) from its Phase 1, 24,000 metre diamond drill infill program on its 100% owned Goldlund Gold Project (“Goldlund”), located near the town of Sioux Lookout in northwestern Ontario, Canada.

Highlights:

•	Hole GL-17-002 intersected 14.0 metres of 1.48 grams per tonne gold

o	Including 2.0 metres of 8.00 grams per tonne gold

•	Hole GL-17-042 intersected 22.0 metres of 1.20 grams per tonne gold

o	Including 2.0 metres of 9.66 grams per tonne gold

•	Hole GL-17-002 intersected 28.0 metres of 0.85 grams per tonne gold

o	Including 14.0 metres of 1.14 grams per tonne gold

Note: Assaying for the Goldlund 2017 drill program is being done by SGS at their laboratories in Red Lake, ONT, and Burnaby, BC. Reported widths are drilled core lengths; true widths are unknown at this time. Assay values are uncut.

The goal of the 2017 drilling campaign at Goldlund is to upgrade Inferred resources into the Measured and Indicated categories, with the majority of the drilling focused on Zone 7 and Zone 1 (Figures 1 and 2), and to gain further knowledge of the geology and gold mineralization in preparation for a Phase 2 drilling program. The Phase 1 drilling program, comprising 100 holes (24,300 metres), was completed at the end of May and the remaining assay results from the Phase 1 program will continue to be released in batches as they are received.

Since the commencement in January of the Phase 1 drilling program, the Company has issued four press releases (on April 25, May 2, May 24, and June 20, 2017) comprising a total of 49 drill hole results. With today’s latest press release, the Company has now released the results for 60 drill holes from the Phase 1 program, of which 57 drill holes contain significant intervals of gold mineralization, a 95% success rate.

Commenting on the results, Dr. Chris Osterman, CEO of First Mining stated, “We are very pleased with the success of the Phase 1 drilling program, and as a result, we are now re-mobilizing a drill to re-commence drilling at the Goldlund Project to test the deeper portions of Zone 1. This series of deeper drill holes is expected to test the granodiorite dike hosting gold mineralization 50 to 200 metres below the historic mine workings in Zone 1. We anticipate that this drill program could evolve into a Phase 2 drill program once all assays are received by the Company of the first 100 holes.”

In addition, Keith Neumeyer, the Chairman of First Mining, stated, “So far during the 2017 drilling campaign at Goldlund we have intersected gold mineralization in 57 out of the 60 holes drilled which is an impressive accomplishment. Given this excellent success rate, we have decided to send the rigs back to work to continue to drill at Goldlund as we develop a more concise Phase 2 program.”

Table 1. Drill Hole Assay Results from Goldlund

Hole ID		From (m)	To (m)	Length (m)	Aug/t
	GL 17 002	17.0	31.0	14.0	1.48
	inc	17.0	19.0	2.0	8.00
GL-17-002	and	69.0	91.0	22.0	0.64
	and	129.0	135.0	6.0	1.40
	inc	129.0	131.0	2.0	3.83
	GL 17 003	50.0	76.0	26.0	0.29
	and	94.0	96.0	2.0	1.24
	and	106.0	108.0	2.0	11.12
	and	140.0	168.0	28.0	0.85
GL-17-003	inc	140.0	154.0	14.0	1.14
	and	208.5	209.5	1.0	2.86
	and	245.0	247.0	2.0	1.26
	and	269.0	273.0	4.0	1.50
	inc	269.0	271.0	2.0	2.57
	GL 17 007	93.0	97.0	4.0	1.42
	and	145.0	155.0	10.0	0.86
	inc	149.0	151.0	2.0	2.34
	and	183.0	235.0	52.0	0.63
GL-17-007	inc	207.0	213.0	6.0	1.81
	and inc	207.0	209.0	2.0	2.74
	and inc	211.0	213.0	2.0	2.61
	and inc	233.0	235.0	2.0	4.70
	and	269.0	271.0	2.0	1.83
	GL 17 008	203.0	205.0	2.0	1.05
	and	225.0	233.0	8.0	1.40
	inc	225.0	227.0	2.0	2.25
GL-17-008	and inc	231.0	233.0	2.0	3.33
	and	249.0	265.0	16.0	0.40
	inc	255.0	257.0	2.0	1.28
	and	282.0	290.0	8.0	0.63
	inc	285.0	286.0	1.0	3.69

Assaying for the 2017 Goldlund drill program is being done by SGS at their laboratories in Red Lake, Ontario, and Burnaby, BC. Prepared samples are analyzed for gold by either Bulk Leach Extractable Gold (BLEG) assay techniques or by lead fusion fire assay with an atomic absorption spectrometry (AAS) finish. Multi-element analysis on the mineralized zones is also being undertaken by two-acid aqua regia digestion with ICP-MS and AES finish.

Table 1 (continued). Drill Hole Assay Results from Goldlund

Hole ID		From (m)	To (m)	Length (m)	Aug/t
	GL 17 010	12.0	58.0	46.0	0.37
	inc	12.0	14.0	2.0	1.45
	and inc	22.0	24.0	2.0	1.41
	and inc	28.0	30.0	2.0	1.66
GL-17-010	and inc	52.0	54.0	2.0	1.07
	and	182.0	184.0	2.0	1.20
	and	252.0	256.0	4.0	1.53
	inc	254.0	256.0	2.0	2.62
	and	280.0	286.0	6.0	1.07
	inc	284.0	286.0	2.0	2.45
GL-17-011	GL 17 011	44.0	54.0	10.0	0.74
	inc	46.0	48.0	2.0	2.46
	GL 17 012	186.0	208.0	22.0	0.71
GL-17-012	inc	200.0	208.0	8.0	1.71
	and inc	204.0	206.0	2.0	5.02
	and	246.0	248.0	2.0	1.52
	GL 17 013	74.0	82.0	8.0	1.49
	inc	74.0	76.0	2.0	4.04
GL-17-013	and	166.0	168.0	2.0	2.69
	and	266.0	275.0	9.0	0.95
	inc	274.0	275.0	1.0	2.92
GL-17-023	GL 17 023	48.0	52.0	4.0	1.23
	inc	48.0	50.0	2.0	2.05
	GL 17 042	210.0	236.0	26.0	0.30
	inc	210.0	212.0	2.0	1.62
	and	278.0	351.0	73.0	0.51
	inc	278.0	279.0	1.0	16.38
	and inc	331.0	333.0	2.0	2.11
GL-17-042	and inc	337.0	339.0	2.0	1.22
	and	367.0	387.0	20.0	0.53
	inc	367.0	369.0	2.0	1.37
	and inc	383.0	385.0	2.0	1.85
	and	409.0	431.0	22.0	1.20
	inc	409.0	411.0	2.0	9.66
	and inc	423.0	425.0	2.0	2.28

Assaying for the 2017 Goldlund drill program is being done by SGS at their laboratories in Red Lake, Ontario, and Burnaby, BC. Prepared samples are analyzed for gold by either Bulk Leach Extractable Gold (BLEG) assay techniques or by lead fusion fire assay with an atomic absorption spectrometry (AAS) finish. Multi-element analysis on the mineralized zones is also being undertaken by two-acid aqua regia digestion with ICP-MS and AES finish.

Table 1 (continued). Drill Hole Assay Results from Goldlund

Hole ID		From (m)	To (m)	Length (m)	Aug/t
	GL 17 049	70.0	96.0	26.0	0.65
	inc	70.0	72.0	2.0	1.45
	and inc	78.0	80.0	2.0	4.96
	and inc	94.0	96.0	2.0	1.13
	and	124.0	136.0	12.0	0.52
	inc	124.0	126.0	2.0	1.10
GL-17-049	and inc	128.0	130.0	2.0	1.04
	and	170.0	172.0	2.0	1.43
	and	230.0	248.0	18.0	0.62
	inc	230.0	232.0	2.0	1.21
	and inc	242.0	244.0	2.0	1.49
	and inc	246.0	248.0	2.0	1.38
	and	296.0	298.0	2.0	2.19

Assaying for the 2017 Goldlund drill program is being done by SGS at their laboratories in Red Lake, Ontario, and Burnaby, BC. Prepared samples are analyzed for gold by either Bulk Leach Extractable Gold (BLEG) assay techniques or by lead fusion fire assay with an atomic absorption spectrometry (AAS) finish. Multi-element analysis on the mineralized zones is also being undertaken by two-acid aqua regia digestion with ICP-MS and AES finish.

Figure 1. Plan Map

Figure 2. Cross-Section through the Goldlund Project

450
400
350
300
250
200
150
100
50
0
-50
-100
-150
-200
-250
-300
Ground Surface
Overburden
Porphyry
Volcanics
Volcanics
Gabbro
Granodiorite
GL-17-002
GL-17-004
GL-17-006
GL-17-007
GL-17-003
GL-17-008
GL-17-005
Gold Assay g/t
> 10.0
5.00 - 10.0
1.00 - 5.00
0.50 - 1.00
0.10 - 0.50
< 0.10
Interval Reported
0 Meters 100

Hole ID	From (m)	To (m)	Length (m)	Au g/t
GL-17-002	17	31	14	1.48
inc	17	19	2	8.00
and	69	91	22	0.64
and	129	135	6	1.40
inc	129	131	2	3.83

Hole ID	From (m)	To (m)	Length (m)	Au g/t
GL-17-003	50	76	26	0.29
and	94	96	2	1.24
and	106	108	2	11.12
and	140	168	28	0.85
inc	140	154	14	1.14
and	208.5	209.5	1	2.86
and	245	247	2	1.26
and	269	273	4	1.50
inc	269	271	2	2.57

Hole ID	From (m)	To (m)	Length (m)	Au g/t
GL-17-008	203	205	2	1.05
and	225	233	8	1.40
inc	225	227	2	2.25
and inc	231	233	2	3.33
and	249	265	16	0.40
inc	255	257	2	1.28
and	282	290	8	0.63
inc	285	286	1	3.69

Hole ID	From (m)	To (m)	Length (m)	Au g/t
GL-17-007	93	97	4	1.42
and	145	155	10	0.86
inc	149	151	2	2.34
and	183	235	52	0.63
inc	207	213	6	1.81
and inc	207	209	2	2.74
and inc	211	213	2	2.61
and inc	233	235	2	4.70
and	269	271	2	1.83

First Mining Finance Corp.

Goldlund Property
Cross Section, Zone 7
545700E
Viewing East 90 ° +/- 25m

Table 2. Drill Hole Locations

NR	Hole ID	Azimuth°	Dip°	Length (m)	UTM East	UTM North	Section
NR5	GL-17-002	0	90	158	545701	5527232	545700E
NR5	GL-17-003	180	80	302	545701	5527231	545700E
NR5	GL-17-007	0	90	293	545701	5527176	545700E
NR5	GL-17-008	0	90	300	545701	5527156	545700E
NR5	GL-17-010	180	80	305	545752	5527244	545750E
NR5	GL-17-011	0	90	152	545752	5527235	545750E
NR5	GL-17-012	180	80	299	545750	5527224	545750E
NR5	GL-17-013	0	90	275	545748	5527213	545750E
NR5	GL-17-023	180	80	131	545801	5527255	545800E
NR5	GL-17-042	0	90	447	545851	5527209	545850E
NR5	GL-17-049	0	90	326	545552	5527134	545550E

Gold observed during the current drilling program at Goldlund occurs both as fine disseminations in quartz vein stockworks and as more discrete larger grains up to 2 mm spatially associated with pyrite in the quartz veins. Calaverite, a gold telluride mineral, has been noted occasionally in higher grade intervals on fracture surfaces in the quartz veins. Higher grade gold distribution in the granodiorite dike is often, but not always, associated with zones of more intense quartz stockworking and potassic alteration. Figure 2 above displays a cross-section of the geology and gold mineralization with drill holes GL-17-02 to GL-17-08.

QA/QC Procedures

The QA/QC program for the 2017 drilling program at Goldlund consists of the submission of duplicate samples and the insertion of certified reference materials and blanks at regular intervals. These are inserted at a rate of one standard for every 20 samples (5% of total) and one blank for every 30 samples (3% of total). The standards used in the 2017 program consist of 5 different gold grades ranging from 1 to 9 g/t, and are sourced from CDN Resource Laboratories in Langley, BC. Blanks have been sourced locally from barren granitic material.

Field duplicates from quartered core, as well as ‘coarse’ or ‘pulp’ duplicates taken from coarse reject material or pulverized splits, are also submitted at regular intervals with an insertion rate of 4% for field duplicates and 4% for coarse or pulp duplicates. Additional selected duplicates are being submitted for screened metallic fire assay analysis and to an umpire lab for check assaying. SGS also undertake their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

Dr. Chris Osterman, P.Geo., CEO of First Mining, is the “qualified person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects and he has reviewed and approved the scientific and technical disclosure contained in this news release.

ABOUT THE GOLDLUND PROJECT

The Goldlund deposit is situated within a land package of approximately 280 square kilometres (28,000 hectares) referred to as the Goldlund Gold Project. The Property has a strike-length of over 50 kilometres in the Wabigoon Subprovince. Goldlund is an Archean lode-gold project located in northwestern Ontario, approximately 60 kilometres from the township of Dryden. The claims that make up the land package cover the historic Goldlund and Windward mines.

On January 9, 2017, the Company announced an initial mineral resource estimate for Goldlund. At a 0.4 g/t Au cut-off grade, the Goldlund deposit contains pit constrained Indicated Resources of 9.3 million tonnes at 1.87 grams per tonne or 560,000 ounces of gold. At a 0.4 g/t Au cut-off grade, the Goldlund deposit contains pit constrained Inferred Resources of 40.9 million tonnes at 1.33 grams per tonne or 1,750,000 ounces of gold. The technical report for this resource estimate has been filed on SEDAR and is also available on the Company’s website at www.firstminingfinance.com.

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. The Company currently holds a portfolio of 25 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824, or visit our website at www.firstminingfinance.com.

ON BEHALF OF FIRST MINING FINANCE CORP.

“Keith Neumeyer”

Keith Neumeyer

Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain “forward-looking information” and “forward-looking statements”(collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements in this news release relate to, among other things: the potential results of the remainder of the Company’s Phase 1 drilling program at Goldlund and the timing of the dissemination of such results by the Company; the re-mobilization of drills at Goldlund for the purposes of drilling deeper holes in Zone 1; the Company’s expectation that a Phase 2 drilling program at Goldlund will confirm that Zones 1 and 7 are connected and continuous; plans relating to a Phase 2 drilling program at the Goldlund project and the anticipated timing of such a program; any upgrade to, or expansion of, the resources on the Goldlund project; and the potential for further value to be unlocked at the project. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, the results of future exploration efforts at the Goldlund project; management’s discretion to refocus its exploration efforts; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; and title to properties. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, First Mining does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.